Exhibit 99.1

REPORT ON VOTING RESULTS
Annual and Special Meeting of Shareholders of
Brookfield Office Properties Inc.
June 3, 2014

National Instrument 51-102 — Section 11.3 (Canada)	Form 6-K (U.S.A.)

The Annual and Special Meeting of Shareholders of Brookfield Office Properties Inc. (the “Corporation”) was held on June 3, 2014 in New York, NY, U.S.A. At this meeting, there were (i) 95 shareholders represented in person or by proxy holding 493,959,590 common shares, representing approximately 97.32% of the 507,576,626 issued and outstanding common shares, (ii) 9 shareholders represented in person or by proxy holding 13,817,874 Class A voting preferred shares, representing approximately 97.3% of the 14,201,980 issued and outstanding Class A voting preferred shares and (iii) 100 shareholders represented in person or by proxy holding 9,298,748 Class AAA preferred shares, series G, H, J and K, representing approximately 35.22% of the 26,400,000 issued and outstanding Class AAA preferred shares, series G, H, J and K.

Plan of Arrangement

The special resolution, the full text of which is attached as Appendix “B” to the Management Proxy Circular, approving an arrangement of the Corporation under section 192 of the Canada Business Corporations Act, was approved by (i) of not less than two-thirds of the votes cast by holders of common shares, Class A voting preferred shares and Class AAA preferred shares, series G, H, J and K and (ii) a simple majority of votes cast by common shareholders, excluding the votes required to be excluded for the purposes of “minority approval” under Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions. Based on ballots received at the meeting, the voting result was as follows:

	Votes For	Votes For	Votes Against
Standard Vote by Common Shares, Class A Voting Preferred Shares and Class AAA Preferred Shares, Series G, H, J and K	Carried	513,143,516	2,195,533
Minority Vote by Common Shares	Carried	242,791,772	22,331

Amendments of Articles of Incorporation

The special resolution approving the amendments to the articles of incorporation, the full text of which is attached as Appendix “C” to the Management Proxy Circular, was approved by a majority of not less than two-thirds of the votes cast by both the Class A voting preferred and common shareholders. Management received proxies to vote on this resolution as follows:

	Votes For	Votes For	Votes Against
Common and Class A Voting Preferred Shares	Carried	504,696,905	1,338,186

Election of Directors

With respect to the election of directors, the Corporation’s Articles state that each Class A voting preferred shareholder and each common shareholder who is entitled to vote for directors has one vote per share held by him or her, multiplied by the number of directors to be elected. The shareholder may cast all of his or her votes in favour of one candidate, or distribute them among the candidates in the manner he or she sees fit. Where the shareholder has voted for more than one candidate without specifying the distribution of votes among the candidates, the shareholder will be deemed to have divided his or her votes equally among the candidates for whom he or she voted.

All of the directors nominated for election at the meeting were elected by acclamation. Management received proxies to vote for the election of directors and the allocation of the votes among the elected directors for the common shares and the Class A voting preferred shares was as follows:

Director	Votes For	Votes Withheld
Bryan K. Davis	506,021,005	14,086
Saul Shulman	506,016,933	18,158
Robert L. Stelzl	506,000,562	34,529
Denis A. Turcotte	506,022,313	12,778

Appointment of External Auditor

The resolution to reappoint Deloitte LLP, Chartered Accountants, as the external auditor of the Corporation to hold office until the next Annual Meeting of Shareholders and to authorize the directors to fix the remuneration to be paid to the external auditor was approved by a majority of both the Class A voting preferred and common shareholders. Management received proxies to vote on this resolution as follows:

	Votes For	Votes For	Votes Withheld
Common and Class A Voting Preferred shares	Carried	507,756,573	0

Advisory Resolution on Approach to Executive Compensation

The advisory resolution on the Corporation’s approach to executive compensation described in the Management Proxy Circular was approved by a majority of both the Class A voting preferred and common shareholders. Management received proxies to vote on this resolution as follows:

	Votes For	Votes For	Votes Against
Common and Class A Voting Preferred Shares	Carried	505,999,144	35,947

There were no other matters to come before the meeting that required a vote by either the Class A voting preferred shareholders or common shareholders.

Date: June 3, 2014.	BROOKFIELD OFFICE PROPERTIES INC.

“Michelle L. Campbell”

Michelle L. Campbell
Vice President, Compliance